July 11, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Ernest W. Letiziano, President
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

Re:   Signet International Holdings, Inc.
    Form SB-2 filed June 2, 2006
	File No. 333-134665

Dear Mr. Letiziano:

	We have the following comments on your filing, in addition to those we issued July 10, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1
1. Please note the updating requirements of Item 310(g) of Regulation
S-B.

Consolidated Statements of Operations and Comprehensive Loss, page
F-
4
2. You have reported compensation expense related to common stock sold at less than fair value under the heading, "other income (expense)," outside of operations. Please revise to include the $56,430 charge for compensation expense in the appropriate line item under operating expenses (e.g. officer compensation or other general and administrative expenses).

Note J - Commitments, page F-12
3. Revise to include a discussion of your agreements with Triple Play and Big Vision to disclose any fees or other amounts that could be due to Triple Play and Big Vision. Also disclose the duration of each agreement, rights granted to you and any other significant terms and conditions. Revise to disclose the CEO of Triple Play, Richard
Grad, is a related party and provide the disclosures required by SFAS
57, as applicable.
4. In "Other Programming", you state you have "reserved" six units of infomercials. Please tell us if you have executed an agreement to obtain the infomercials. If so, revise to discuss this agreement in the notes to the financial statements. Disclose any fees or other amounts that you could owe or have already paid, the duration of the agreement, rights granted to you and any other significant terms and conditions.

Exhibit 23
5. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.
Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Gregg Jaclin, Esq.
By facsimile to (732) 577-1188
Ernest W. Letiziano, President
Signet International Holdings, Inc.
July 11, 2006
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